Exhibit 99.B(d)(8)

EXHIBIT D8

August 6, 2007

Mr. Mark Swanson

Treasurer and Principal Financial Officer

SSgA Funds

909 A Street

Tacoma, WA  98402

RE:                              Core Edge Equity Fund Waiver and Reimbursement Agreement

Dear Mark:

SSgA Funds Management, Inc. (“SFM”), as advisor to the SSgA Funds (the “Funds”), agrees to waive up to the full amount of the Advisory Fee and reimburse the Directional Core Equity Fund for all expenses on an annual basis (exclusive of non-recurring account fees, extraordinary expenses and interest on securities sold short) to the extent that total expenses exceed the cap stated below, until December 31, 2008.

SSgA Fund Name	Cap on Total Expenses	Expiration Date
SSgA Core Edge Equity Fund	All expenses in excess of 1.60%	December 31, 2008

This agreement, which supersedes any prior voluntary waiver or reimbursement arrangement for the Fund named above may, at SFM’s option, continue after the date designated above, but may be revised or eliminated at any time thereafter without notice.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSgA FUNDS MANAGEMENT, INC.

By:	/s/ James Ross

James Ross
Its: PRESIDENT

Accepted and Agreed:

SSgA Funds, on behalf of the portfolio named above

By:	/s/ Mark Swanson
Its: Treasurer and Principal Financial Officer